RYVYL INC.

3131 Camino Del Rio North, Suite 1400

San Diego, CA 92108

(855) 201-1613

February 5, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp, Esq.

Re:	RYVYL Inc.

Registration Statement on Form S-4, File No. 333-292749

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 6, 2026

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

RYVYL Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-292749) be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared and become effective at 4:30 p.m. Eastern time on Friday, February 6, 2026, or as soon thereafter as possible, or at such later time as the Company may orally request via telephone call to the staff of the Commission (the “Staff”). The Company hereby authorizes Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe, LLP, counsel to the Company, to make such request on its behalf.

Please contact our counsel, Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe LLP, on (212) 907-7349, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hudders by telephone when this request for acceleration has been granted.

Sincerely yours,

/S/ George Oliva
George Oliva
Interim Chief Executive Officer